Exhibit 99.2

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

APPOINTMENT OF PRESIDENT

AND

PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS

Appointment of President

The board of directors (the “Board) of PetroChina Company Limied (the “Company”, together with its subsidiaries, the “Group”) hereby announces that in accordance with the articles of association of the Company, the Board has resolved to appoint Mr. Hou Qijun (“Mr. Hou”) as the president of the Company.

The biographical details of Mr. Hou are set out below:

Mr. Hou Qijun, aged 52, is currently a director of the Board and Vice President of the Company, and concurrently serves as Vice President of China National Petroleum Corporation (“CNPC”). Mr. Hou is a senior engineer, holds a doctor degree and has more than 30 years of working experience in China’s oil and gas industry. Mr. Hou worked as a director of the board, Vice President and member of the party committee of Daqing Oilfield Co., Ltd. from October 2002, President and deputy secretary of the party committee of Jilin Oilfield Branch from October 2004, concurrently as an executive director of the board and President of Jilin Petroleum (Group) Co., Ltd. from July 2007, the party secretary and Vice President of PetroChina Natural Gas and Pipeline Company from September 2011, and concurrently as Vice President of PetroChina Natural Gas Marketing Company from November 2011, concurrently as Director-General and deputy secretary of the party committee of PetroChina Oil & Gas Pipeline Control Centre from March 2012, Director-General of Planning Departments of both the Company and CNPC from November 2013, Vice President of CNPC from March 2017, and concurrently as President and deputy secretary of the party committee of the Company’s Exploration and Production Branch from April 2017. Mr. Hou was appointed as a director of the Board and Vice President of the Company from June 2017.

Mr. Hou’s appointment will take effect from 21 March 2019. The remuneration receivable by Mr. Hou for serving as the president of the Company will be determined by the examination and remuneration committee of the Board as authorised by the Board.

Save as disclosed above, as at the date of this announcement, Mr. Hou (i) did not hold any directorship in any other listed companies in the past three years; (ii) has no relationship with any other director, supervisor, senior management, substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) or controlling shareholder (as defined in the Listing Rules) of the Company; and (iii) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Save as disclosed above, as at the date of this announcement, there is no other information on Mr. Hou that needs to be disclosed pursuant to rule 13.51(2) of the Listing Rules nor are there any other matters that need to be brought to the attention of the shareholders of the Company (the “Shareholders”).

Proposed Election and Appointment of Directors

The Board is pleased to announce that the Board has proposed to elect and appoint Mr. Zhang Wei (“Mr. Zhang”) and Mr. Jiao Fangzheng (“Mr. Jiao”) as non-executive directors of the Board of the Company, subject to the approval of the Shareholders.

The biographical details of Mr. Zhang and Mr. Jiao are set out below:

Mr. Zhang Wei, aged 50, is currently a director of the Board, President and deputy secretary of the party committee of CNPC. Mr. Zhang is a senior economist, holds a master degree, and has nearly 25 years of working experience in energy and chemical industry. Mr. Zhang worked as Vice President of Sinofert Co., Ltd. from January 2002, Vice President of Sinochem International Industries Co., Ltd. from June 2005, President of Total-Sinochem Oil Co., Ltd. from December 2005, executive Vice President of China National Seed Group Co., Ltd. from August 2007, President of China National Seeds Group Co., Ltd. from December 2007, secretary of the party committee and President of China National Seeds Group Co., Ltd. from May 2008, assistant President of Sinochem Group Co., Ltd. and Sinochem Corporation from September 2009, a member of the party committee and Vice President of Sinochem Group Co., Ltd. from December 2011, concurrently as Vice President of Sinochem Corporation from April 2012, concurrently as President and director of the board of Sinochem Corporation from January 2015, a director, President and deputy secretary of the party committee of Sinochem Group Co., Ltd. from November 2016, Chairman of the board and non-executive director of the board of Sinofert Holdings Limited (a company listed on The Stock Exchange of Hong Kong Limited with stock code: 297) from December 2016, and the chairman of the board of Sinochem International Corporation (a company listed on the Shanghai Stock Exchange with stock code: 600500) from June 2018. Mr. Zhang worked as director, President and deputy secretary of the party committee of CNPC from December 2018.

Mr. Jiao Fangzheng, aged 56, is currently a member of the party committee and Vice President of CNPC. Mr. Jiao is a senior engineer, holds a doctor degree, and has nearly 35 years of working experience in China’s petroleum and petrochemical industry. Mr. Jiao served as the chief geologist in Zhongyuan Petroleum Exploration Administration of China Petrochemical Corporation (“Sinopec Group”) from January 1999, Vice President and chief geologist of Sinopec Zhongyuan Oilfield Company, a branch of China Petroleum & Chemical Corporation (“Sinopec Corp.”), from February 2000, Vice President and member of the party committee of Sinopec Petroleum Exploration & Development Research Institute from July 2000, Deputy Director-General of Exploration & Production Department from March 2001, President and deputy secretary of the party committee of Northwest Petroleum Administration of Sinopec Group and President of Sinopec Northwest Oilfield Company from June 2004, Vice President of Sinopec Corp. (a company listed on The Stock Exchange of Hong Kong Limited with stock code: 386, listed on the Shanghai Stock Exchange with stock code: 600028, American Depositary Receipt code: SNP and Global Depositary Receipt code: SNP) from October 2006, concurrently as Director-General of Sinopec Petroleum Exploration & Production Department from July 2010, a member of the party committee and Vice President of Sinopec Group from July 2014, chairman of the board of Sinopec Oilfield Service Corporation (a company listed on The Stock Exchange of Hong Kong Limited with stock code: 1033, listed on the Shanghai Stock Exchange with stock code: 600871) from September 2014, and the director of the board and senior Vice President of Sinopec Corp. from May 2015. Mr. Jiao worked as a member of the party committee and Vice President of CNPC from June 2018.

Save as disclosed above, as at the date of this announcement, Mr. Zhang and Mr. Jiao (i) did not hold any directorship in any other listed companies in the past three years; (ii) has no relationship with any other director, supervisor, senior management, substantial Shareholder (as defined in the Listing Rules) or controlling Shareholder (as defined in the Listing Rules) of the Company; and (iii) do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Save as disclosed above, as at the date of this announcement, there is no information on Mr. Zhang and Mr. Jiao that needs to be disclosed pursuant to rule 13.51(2) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

The term of Mr. Zhang and Mr. Jiao’s appointments as non-executive directors of the Company shall commence upon the approval by the Shareholders and shall expire on the date of the 2021 annual general meeting of the Company to be held in 2022. The Company will enter into service agreements with each of Mr. Zhang and Mr. Jiao upon the approval of their appointments by the Shareholders. The directors’ emoluments will be fixed by the Board pursuant to the authorization granted by the Shareholders by reference to the directors’ duties, responsibilities and performance and the results of the Group.

The notice and circular containing, among others, the proposed election and appointment of directors of the Company will be dispatched to the Shareholders in due course.

By order of the Board PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

21 March 2019

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.